MAG Silver Corp.
March 31, 2008
For Immediate Release
N/R #08-07

MAG SILVER REPORTS 2007 ANNUAL FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG”) announces the Company’s audited financial results for the year ended December 31, 2007.  For complete details of the Annual Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s cash position at December 31, 2007 was $60.15 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account.  None of the Company’s cash has been invested in asset backed commercial paper.

MAG Silver’s primary asset is a 44% interest in the Juanicipio property.  A significant silver, gold, lead and zinc discovery was made on the property in 2006 and 2007 on the Valdecañas Vein structure.   Industrias Peñoles S.A. DE C.V. (“Peñoles”) is the operator of the project.  The project comprises 7,679 ha in Zacatecas State, Mexico, located immediately west of the Fresnillo Silver Mine, the World’s largest producing primary silver mine.  Under the terms of a 2005 earn-in agreement (the “Juanicipio Agreement”) Peñoles earned its 56% interest in the project from the Company by directly investing US $1.0 million for 867,293 common shares from the Company and incurring a US $5.0 million expenditure requirement, which was completed in mid 2007.

In December 2007 the Company and Peñoles created an operating company named Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio property.  Minera Juanicipio is held as to 56% by Peñoles and 44% by the Company.  Prior to December 31, 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company or Peñoles were ceded into Minera Juanicipio.  At the time of writing Minera Juanicipio is operated according to the terms and conditions of a shareholders agreement contained in the Juanicipio Agreement.  All costs relating to the project and Minera Juanicipio are to be shared by the Company and Peñoles pro-rata on their ownership interests in Minera Juanicipio.

Accounts and interest receivable at December 31, 2007 totalled $820,335, being comprised of $647,027 in value added taxes repayable to the Company in Canada and in Mexico and $173,308 in outstanding interest earned and payable to the Company.  Accounts payable of $637,180 were due primarily for drilling and related exploration work conducted on the Company’s Cinco de Mayo, Batopilas and Lagartos SE properties, all located in Mexico.  The Company spent $5,987,128 on the exploration of its projects outside of the Juanicipio Joint Venture during the year as compared to $3,896,504 in 2006.  The Company invested a further $3,620,630 in 2007 into Minera Juanicipio to fund its share of costs incurred for the Juanicipio Joint Venture.

The Company’s net loss for the year ended December 31, 2007 amounted to $8.15 million or $0.19 per share as compared to $3.87 million or $0.10 per share for 2006.  The loss for the year ended December 31, 2007 includes $5.26 million as a non-cash charge for Stock Based Compensation ($2.34 million in 2006) and the write off of mineral property acquisition costs and deferred exploration costs related to the Adargas property in the amount of $763,434 (Nil in 2006).  General overhead and administration costs for the period amounted to $3.04 million ($1.73 million for 2006). The increase is due in part to higher listing, filing and professional fees related to the Company’s 2007 listings on the Toronto Stock Exchange and the American Stock Exchange.  Growth in terms of activity level and personnel also increased costs.  Compensation levels were also higher in 2007 based on market conditions.

During the year the Company raised $62.6 million by issuance of 5,760,000 private placement shares for cash and a further amount of $6.81 million by issuance of 3,265,586 shares for the exercise common share purchase warrants and options. Subsequent to year end a further 1,591,370 warrants and options were exercised for cash proceeds of $12,343,255.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.